Artist catapulted by billionaire buyers and tennis legends

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Nick Fairley, Masterworks <nfairley@investors.masterworks.com>

to me

Hi Sam,

Have you heard the story of tennis legend John McEnroe, billionaire Eli Broad, and our artist Mark Bradford?

In 2007, John McEnroe acquired a 34-foot wide painting, *Helter Skelter*, by the up-and-coming painter Mark Bradford. McEnroe was known for collecting icons like Picasso, Warhol, and Basquiat, but he had heard whispers from all over the art world about Bradford, who hadn't even sold a single painting at auction yet.



John McEnroe and Helter Skelter I, as seen in McEnroe's New York residence

Over the next decade, though, Bradford became a world-famous artist, winning a MacArthur Genius Grant in '09, showing at the MoMA in '15, and even representing the US at the Venice Biennale in '17.

By the time McEnroe brought *Helter Skelter* to auction in 2018, Bradford had become so sought-after that it ended up selling for **nearly $12 million**, still Bradford's record price.

Even more impressive? It sold to billionaire Eli Broad... who proceeded to put the painting in his **own personal museum in Los Angeles**.

Bradford's works have commanded celebrity attention and multi-million dollar prices—last year, Brad Pitt donated one of his paintings to MoCA LA, and just last week he won a National Medal of Art award alongside honorees like Steven Spielberg and Spike Lee!

Our Bradford painting was the titular painting in his museum exhibition "Sea Monsters". It's at 99% progress, so invest here or view the offering circular below before it's gone!

Invest in Mark Bradford



Mark Bradford (left), Our Offering (right)

99% PROGRESS

Thanks,

Nick Fairley

—

Investment Adviser
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281